Exhibit 99.5
CONSENT OF EXPERT
July 30, 2020
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Paul Skayman, do hereby consent to:

(1)
the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's operating mines and development projects contained in the Company’s Management’s Discussion and Analysis dated June 30, 2020 (the “June 30, 2020 Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

(2)
the inclusion in the Current Report on Form 6-K of the Company dated April 14, 2020 of the scientific and/or technical information relating to the Company's operating mines and development projects contained in the Company’s material change report attached to the Form 6-K as Exhibit 99.1 (the “April 14, 2020 Technical Information”), filed with the SEC under cover of Form 6-K;

(3)
the inclusion in the Current Report on Form 6-K of the Company dated April 17, 2020 of the scientific and/or technical information relating to the Company's operating mines and development projects contained in the Company’s material change report attached to the Form 6-K as Exhibit 99.1 (the “April 17, 2020 Technical Information” and together the June 30, 2020 Technical Information and the April 17, 2020 Technical Information, the “Technical Information”), filed with the SEC under cover of Form 6-K; and

(4)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Paul Skayman
Paul Skayman, FAusIMM
Eldorado Gold Corporation
Special Advisor to the Chief Operating Officer